May 11, 2006

Mail Stop 0409

Kirby D. Cochran
Chairman and Chief Executive Officer
Castle Arch Real Estate Investment Company, LLC
9595 Wilshire, Penthouse 1000
Beverly Hills, CA 90212

Re:	Castle Arch Real Estate Investment Company, LLC
	Amendment No. 5 to Registration Statement on Form 10-SB
	Filed April 12, 2006
Amended Forms 10-QSB for Fiscal Quarters Ended June 30, 2005 and
September 30, 2005
Form 10-KSB for the period ended December 31, 2006
	File No. 0-51230

Dear Mr. Cochran:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of operation, page 13
1. Please update the disclosure to disclose your business plan which appears to now include the additional properties you have acquired and/or purchase rights you have acquired as disclosed on page 14 of the Form 10SB and at the bottom of page 4 of your Form 10-KSB for the period ended 12/31/05. We note that the disclosure in the Results of
Operations introductory paragraph currently only references the acquiring rights to two parcels of land.

2. In the last paragraph on page 13, please disclose the total fees paid to consultants and legal and other professional services since inception. Please disclose any further anticipated expenses for these services in the next 12 months.

Financial Condition, page 13
3. Please revise to include a discussion of the $1,565,010 promissory note payable to a lender as mentioned in footnote 5 to your financials in your form 10-KSB for the period ended 12/31/05.

Properties, Beginning on page 14
4. Please expand your disclosure regarding the properties you have "walked away" from to explain why they did not fit your business model and or what other reasons caused you to change your intentions with respect to those properties.
5. We note the revised disclosure on page 14 in response to our previous comment 1(a), (b), and (c) and comment 5. It appears from your disclosure that Mr. Baillio is now responsible for $21 million in costs on the properties which includes the 10.5 million due to you under the Reassignment agreement and another 10.5 million due to the seller of the property. The mechanics of the Reassignment and Purchase agreement remain unclear. Please significantly revise your disclosure to address the following:

* Why Mr. Baillio agreed to pay an additional $10.5 million to you while continuing to be responsible for the $10.5 purchase price to the seller;

* The amount originally paid by you to Mr. Baillio under the original assignment agreement for the rights to purchase the property;

* The original purchase price you were required to pay to the seller under the original assignment agreement;

* The amount paid by the company to the seller, if any, for the purchase of the property or any earnest deposit made on the property to the seller; and,

* Please clarify whether the "other deposits and entitlement costs" totaling $180,409 and $149,145, respectively, on page 15 include all deposits and costs paid to Mr. Baillio in connection with the purchase of the properties between the period from the Assignment to the Reassignment.

6. As a related matter, we note your disclosure on page 14 indicating that Mr. Baillio and your president, Mr. Geringer, and a member of your board have partnered on a "number of business deals, some of which are ongoing." To the extent that Mr. Geringer and/or the board member are acting on behalf of the company in partnering with Mr. Baillio, these acts and ventures should be clearly described in your business section and/or Certain Relations and Related Transactions section. In addition, you should discuss the extent to which Mr. Baillio`s failure to pay the $10.5 million consideration for the Reassignment may impact your operations on any other partnership agreements with Mr. Baillio.
7. In response to previous comment 7, please clarify the finder`s fee amounts paid on each property.

Toole County Utah Properties, page 15
8. Please clarify whether you anticipate additional entitlement costs prior to obtaining the Toole City council approvals.

Kingman Arizona Properties, page 16
9. Please tell us where you have filed the Kingman Arizona
property
purchase agreements. Also, it does not appear that you have filed the Imperial County purchase agreement as requested in our previous comment 4.
10. Please disclose amounts paid for entitlement costs on these properties which appear to total $24,475 as mentioned in footnote 5 of your financial statements in your Form 10-KSB for the period ended
12/31/05.

Certain Relationships and Related Transactions, page 23
11. Please tell us why you have not included information on the $180,000 paid to certain officers and directors who provided facilities and services to the company as disclosed in footnote 3 to your financials in your 10-KSB for the period ended 12/31/05. It appears these transactions should be explained in further detail as related transactions in this section.

Recent Sales of Unregistered Securities, beginning on page 25
12. We refer to the issuances of securities to the investors who were
introduced to you by other individuals as mentioned in subsection
(6)
on page 27. Please further describe the relationship between the company and those individuals and the relationship between those individuals and the investors they referred to you. It is unclear from the disclosure how you determined that those offers did not constitute a general solicitation of securities in violation of
Section 5 of the Securities Act. Please further describe the facts relied upon in claiming the 4(2) exemption for those issuances.
In
addition, it appears that the individuals referring investors to you may be acting as brokers as defined under Section 3(a)(4) of the Exchange Act. Please tell us whether those individuals have registered as brokers pursuant to Section 15 of the Exchange Act.

Financials Statements

Statements of Operations, page F-3
13. We note your response to comment number 9. As previously requested, you should include a line item on your statement of operations showing net income (loss) available to common stockholders. This amount is derived by taking your net income
(loss) and deducting the dividends declared and accumulated from net income. Reference is made to paragraph 9 of SFAS 128.

Form 10-QSB for the period ended June 30, 2005, Amended 4/12/06
14. We refer to previous comment 12 and 14. Previous comment 12 sought the inclusion of your response to comment 15 of our letter dated September 7, 2005 in an amended 10-QSB for the period ended 6/30/05. The disclosure you have provided in the amended 10-QSB relating to Disclosure Controls and Procedures appears inconsistent with your response to comment 15 in your 11/4/05 letter. In that letter you indicate that Disclosure Controls and Procedures for the period ended 6/30/05 were deficient and you identified the deficiencies, however, in the amended 10-QSB for the same period you indicate that adequate Disclosure Controls and Procedures exist. Please revise or advise. Provide similar revisions, if any, in your amended 10-QSB for the period ended 9/30/05 which also indicated previously that deficiencies existed.

 Form 10-QSB/A for the Nine Months Ended September 30, 2005
15. We note from your response to comment 10 that one purchased property did not meet the criteria in paragraph 30(d) of SFAS 144. Please advise us why you continued to reflect this property as held for sale in your amended interim financial statements for the period ended September 30, 2005.

Form 10-KSB for the period ended December 31, 2005
16. Please revise the Form 10-KSB to comply with the comments above as applicable.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions regarding the accounting comments to Kelly McCusker at (202) 551-3433, or Cicely LaMonte, Accounting Branch Chief, at (202) 551-3413. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or me at (202) 551-3495.

	Sincerely,



	Elaine Wolff
	Branch Chief

cc: 	David Hunt, Esq.  (via facsimile)
	The Hunt Law Corporation







Kirby D. Cochran
Castle Arch Real Estate Investment Company, LLC
May 11, 2006
Page 5